[Letterhead of SEK]

April 18, 2014

Via EDGAR

Amy M. Starr

Chief
Office of Capital Market Trends
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Swedish Export Credit Corporation 424 Prospectuses relating to Registration Statement on Form F-3 ASR filed November 28, 2011 File No. 333-178202

Dear Ms. Starr:

Aktiebolaget Svensk Exportkredit (publ) (“Swedish Export Credit” or “SEK”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 18, 2014 containing the Staff’s comments with respect to prospectus supplements filed under Rule 424 relating to SEK’s offering of exchange-traded notes (“ETNs”). For ease of reference, SEK has repeated the Staff’s comments in italicized text prior to its responses.

As an introductory matter, SEK respectfully informs the Staff supplementally that the only ETNs it has issued inside or outside the United States are seven series of ELEMENTSSM that are distributed by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) as agent for SEK under SEK’s SEC-registered Medium-Term Note program, and are listed and traded on the NYSE ARCA. ELEMENTSSM is a service mark of MLPF&S. The terms of each of the seven series of ELEMENTSSM issued by SEK are substantially identical other than with respect to the underlying index to which payments are linked, and the Pricing Supplements for each series are therefore substantially identical other than with respect to disclosure relating to the relevant index. SEK launched the last of the seven series of ELEMENTSSM in 2008 and has not launched any new series, or any other ETNs, since that time.

1. We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered. As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates. For example, some prospectus supplements use highly complex defined terms without explaining those terms in the context of the ETN, while others do not clearly describe the precise mechanics of the

ETN, including payment at maturity or redemption. Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear,

Amy M. Starr, p. 2

concise and understandable manner. Refer to Rule 421 1(b) of the Securities Act of 1933.

Response to Comment 1

SEK respectfully informs the Staff supplementally that it believes that the Pricing Supplement for each series of ELEMENTSSM clearly describes the precise mechanics of the ETN, including payment at maturity or redemption, in a clear, concise and understandable manner consistent with the requirements of Rule 421(b) of the Securities Act of 1933 and the Staff’s guidance regarding the use of “Plain English”. In particular, SEK refers to the Staff to the disclosure in the “Pricing Supplement Summary” section of each Pricing Supplement, particularly the sub-sections entitled “What Are the Securities and How Do They Work?”, “How Do You Offer Your Securities for Repurchase by SEK” and “How Do You Calculate the Payment on the Securities”, as well as the hypothetical payment examples included in the Pricing Supplement and the related disclosures on the cover. Nor do the ELEMENTSSM Pricing Supplements contain any highly complex defined terms that are not explained in the context of the ELEMENTSSM ..

2. Please revise your prospectus supplements, as appropriate, to disclose whether the ETN issuer may cease or suspend and restart sales of the notes at any time at the issuer's discretion. Also, describe the potential impact these actions may have on the market price and liquidity of the ETNs in the secondary market. Tell us whether you consider the issuer's discretion to suspend and restart sales to be a material risk to investors in the offering and, if so, please provide appropriate risk factor disclosure in future filings.

Response to Comment 2

SEK will comply with the Staff’s comment by adding the following disclosure to the “Risk Factors” section of each ELEMENTSSM Pricing Supplement, as well as adding a summary of such disclosure to the “What Are Some of the Risks of the Securities?” sub-section of the “Pricing Supplement Summary” section:

SEK May Stop Issuing or Selling Your Securities At Any Time.

SEK has no obligation to issue or sell additional Securities at any time and may limit or restrict such sales or stop issuing or selling for any reason at any time. If SEK discontinues issuing and selling additional Securities, an imbalance between supply and demand for the Securities may arise, which could give rise to distortions in the market for the Securities and result in the Securities trading at a significant premium. If this circumstance occurs, the Securities could become highly volatile and subject to rapid and significant decreases in price with a reduction or elimination of premium at any time, independently of the performance of the Index, resulting in significant loss for any investors that had paid for such premium.

Indicative Value

3. We note that some prospectus supplements for ETN offerings state that the "indicative value" of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it

 Amy M. Starr, p. 3

is relevant to investors. Further, tell us whether and where the ETN's indicative value is publicly available to any investor without charge and how often it is updated.

Response to Comment 3

SEK respectfully advises the Staff supplementally that it believes that an indicative value provides investors with a useful approximation of the intrinsic economic value of the ELEMENTSSM they hold at a given time, and is not intended to be a price or quotation, or an offer for the purchase, sale or termination of the ELEMENTSSM. As disclosed in the “Indicative Value” sub-section of the “Valuation of the Securities” section of the relevant Pricing Supplement, the indicative value for each series of ELEMENTSSM is calculated and published under the Bloomberg symbol assigned to the particular series of ELEMENTSSM. The closing indicative value of the ELEMENTSSM is also calculated and published in the same manner. This closing indicative value (as well as the closing price of the ETN itself) are published at the end of each trading day on the website www.elementsetn.com, where they are available to investors without charge.

SEK will comply with the Staff’s comment by amending the “Indicative Value” sub-section of the “Valuation of the Securities” section of each Pricing Supplement to make clear that (a) the indicative value is calculated every 15 seconds; (b) that the indicative value is published under the Bloomberg symbol assigned to the particular series of ELEMENTSSM ; and (c) that the closing indicative value (as well as the closing price of the ETN itself) are published at the end of each trading day on the website www.elementsetn.com, where they are available to investors without charge.

4. We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security's terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

Response to Comment 4

SEK respectfully advises the Staff supplementally that it believes that the description of the process for calculating the indicative value disclosed in the “Indicative Value” sub-section of the “Valuation of the Securities” section of the relevant Pricing Supplement provides a sufficient narrative explanation of how the formula (which only contains four clearly defined terms and involves no arithmetic operations other than simple multiplication and division) works in a clear and understandable manner, particularly when considered together with the hypothetical examples provided in the “Pricing Supplement Summary” section.

5. If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount. Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer

 Amy M. Starr, p. 4

(whether as "indicative value" or otherwise) or the redemption amount of the ETN.

Response to Comment 5

SEK will comply with the Staff’s comment by adding the following disclosure to the “Risk Factors” section of each ELEMENTSSM Pricing Supplement, as well as adding a summary of such disclosure to the “What Are Some of the Risks of the Securities?” sub-section of the “Pricing Supplement Summary” section:

The Intraday Indicative Value and the Closing Indicative Value are not the Same as the Closing Price or Any Other Trading Price of your Securities in the Secondary Market.

The intraday indicative value and the closing indicative value are not the same as the closing price or any other trading price of your Securities in the secondary market. The closing indicative value on the inception date was set to $10.00 for each $10.00 principal amount of your Securities. The closing indicative value on each calendar day following the inception date will be equal to the Principal Amount per Security times the (Current Index Level divided by the Initial Index Level) times the Current Fee Factor. An intraday indicative value of your Securities that is meant to approximate the intrinsic economic value of the Securities will be calculated and published by MLPF&S over Bloomberg under the ticker symbol [Insert relevant ticker symbol]. Although the intraday indicative value of your Securities will be calculated and published every 15 seconds on each business day, your payment on the Securities at maturity or upon repurchase will be determined based on the closing indicative value on the applicable valuation date.

The trading price of the Securities at any time is the price at which you may be able to sell your Securities in the secondary market at such time, if one exists. The trading price of your Securities at any time may vary significantly from the intraday indicative value of the Securities at such time. Paying a premium purchase price over the intraday indicative value of the Securities could lead to significant losses in the event you sell your Securities at a time when such premium is no longer present in the marketplace or your Securities are repurchased, in which case you will receive a cash payment in an amount equal to the weekly repurchase value, which is the principal amount of your Securities times the index factor on the relevant valuation date times the fee factor on the relevant valuation date.

SEK respectfully advises the Staff supplementally that it believes that the relationship among the indicative value, the market value of the ELEMENTSSM relative to the initial offering price to the public, and the repurchase amount are clearly disclosed in the “Indicative Value” sub-section of the “Valuation of the Securities” section of the relevant Pricing Supplement.

Redemption Value

6. We have observed that in most ETN offerings, the holder may submit the notes for redemption at a "redemption value." However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor's redemption. Please revise, as applicable, to disclose this information.

Amy M. Starr, p. 6

Response to Comment 6

SEK respectfully advises the Staff supplementally that the repurchase value for the ELEMENTSSM cannot be made publicly available in advance of an investor’s decision to offer his or her securities for repurchase because of the time lag inherent in the process of determining the repurchase value. The process for determining that value is clearly disclosed in the “How Do You Calculate the Payment on the Securities” sub-section of the “Pricing Supplement Summary” section of the Pricing Supplement.

SEK will comply with the Staff’s comment by adding the following disclosure to the “Risk Factors” section of each ELEMENTSSM Pricing Supplement, as well as adding a summary of such disclosure to the “What Are Some of the Risks of the Securities?” sub-section of the “Pricing Supplement Summary” section:

You Will Not Know the Repurchase Value you Will Receive at the Time You Offer Your Securities for Repurchase.

You will not know the repurchase amount you will receive at the time you offer your Securities for repurchase. Because your offer to SEK to repurchase your Securities is irrevocable and must be received by MLPF&S no later than 5:00 pm, New York City time on the fifth business day before the applicable valuation date, you will not know the repurchase amount until the applicable valuation date. We will pay you the repurchase value, if any, on the applicable repurchase date, which is the fourth business day following the related valuation date. As a result, you will be exposed to market risk in the event the market fluctuates after you submit a valid offer to exercise your rights to have SEK repurchase your Securities, and prior to the applicable repurchase date.

Fees

7. Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees. Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset. In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

Response to Comment 7

SEK respectfully advises the Staff supplementally that the only fee relating to the ELEMENTSSM it has issued is the annual investor fee. SEK believes the amount and effect of this fee is clearly described in the “Pricing Supplement Summary” section of each Pricing Supplement, particularly the sub-section entitled “How Do You Calculate the Payment on the Securities”, as well as the hypothetical payment examples included in the Pricing Supplement. The ELEMENTSSM issued by SEK do not expose investors to any annual fees, redemption fees, event risk hedge costs, futures execution costs, or index calculation fees. The annual investor fee is fixed, and is not subject to change based on the performance of any referenced index or asset.

Amy M. Starr, p. 7

Conflicts of Interest

8. We note that prospectus supplements for ETN offerings typically include disclosure about activities of the issuer and its affiliates that may create conflicts of interest, such as trading activities, hedging, and publishing research reports. To the extent you or your affiliates engage in activities that create material conflicts of interest, please revise to disclose those activities and the types of conflicts they create. Also describe the potential impact of such activities and conflicts on the supply, pricing and market for the ETN.

Response to Comment 8

SEK respectfully advises the Staff supplementally that it believes that such potential conflicts of interest and their effects are clearly disclosed in the “Risk Factors” section of the Pricing Supplement, particularly the Risk Factors entitled “Trading by SEK’s Hedge Counterparties and/or Their Affiliates and Other Transactions by SEK or Its Hedge Counterparties in Instruments Linked to the Index or Index Components May Impair the Market Value of the Securities” and “There May Be Conflicts of Interest Between You and MLPF&S”.

Outstanding ETNs

9. We note that issuers of ETNs may provide public information about the number and dollar amount of outstanding ETNs in a series. Please disclose where the number and amount of outstanding ETNs in a series is available to investors at any point in time.

Response to Comment 9

SEK respectfully advises the Staff supplementally that MLPF&S makes information about the number and dollar amount of all series of ELEMENTSSM outstanding at any time (including those series of ELEMENTSSM issued by issuers other than SEK) on the website: www.elementsetn.com.

Plan of Distribution

10. Please provide a detailed explanation of your methods of sale for ETNs, including the involvement of broker-dealers as initial purchasers of ETNs from the issuer, whether such broker-dealers are identified as underwriters in the prospectus supplement and how such broker-dealers satisfy prospectus delivery obligations under the Securities Act. See

Item 508 of Regulation S-K.

Response to Comment 10

SEK respectfully advises the Staff supplementally that it believes that all such information is clearly described in the “Supplemental Plan of Distribution” section of each Pricing Supplement.

 Amy M. Starr, p. 8

Disclosure Format

11. We note that some prospectus supplements include disclosure for numerous ETN offerings with different investment profiles. Considering that different ETNs may have different features and risks for investors to evaluate, please explain to us why you believe that providing disclosure for multiple ETN offerings in a single prospectus supplement is appropriate.

Response to Comment 11

SEK respectfully advises the Staff supplementally that each Pricing Supplement only contains disclosure for the relevant series of ELEMENTSSM and does not contain disclosure with respect to any other series of ELEMENTSSM .

Security Titles

12. Please evaluate the titles used for your ETNs and avoid titles that may suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation. For example, titles incorporating the term "shares" may suggest that investors are purchasing an equity security, rather than a debt instrument. In addition, please avoid titles that may suggest you are offering interests in an exchange traded fund registered under the Investment Company Act of 1940.

Response to Comment 12

SEK respectfully advises the Staff supplementally that it does not believe that the title of the ELEMENTSSM in any way suggests that investors are purchasing equities or other types of securities other than an unsecured debt obligation. In particular, we direct the Staff’s attention to the first sentence of the “What Are the Securities and How Do They Work” sub-section of the “Pricing Supplement Summary” section of the Pricing Supplement, which states: “The Securities are medium-term notes that are uncollateralized debt securities”; the second paragraph of the “Risk Factors” section of the Pricing Supplement, which states “The Securities are unsecured debt securities of SEK”; and to the multiple references to the Securities being “Medium-Term Notes” on the cover of the Pricing Supplement.

Short Sales

13. We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates. In some cases the issuer has agreed to repurchase those ETNs. These activities may impact in the short or long term the number of ETNs outstanding at any point. Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases. Please confirm you will register these transactions under the Securities Act of 1933. If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of

 Amy M. Starr, p. 9

ETNs outstanding at any time.

Response to Comment 13

SEK respectfully advises the Staff supplementally that it does not engage in short sales of ELEMENTSSM and has no intention of doing so in the foreseeable future.

Regulation M

14. We have observed that a large divergence between the ETN' s market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs). Please explain how your redemptions in such circumstances comply with the requirements of

Rule 102 of Regulation M. If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an ETN during the ETN' s distribution, please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

Response to Comment 14

SEK respectfully advises the Staff supplementally that the only circumstances under which it anticipates suspending further issuances of a particular series of ELEMENTSSM prior to their maturity date would be in connection with a decision to undertake an orderly wind-down and termination of a particular series that would effectively entail the permanent suspension of distribution of ELEMENTSSM of the relevant series. Should SEK ever engage in such a process, it would not subsequently re-start issuances of such series of ELEMENTSSM and any subsequent repurchases would therefore not be made in reliance upon Rule 102 of Regulation M.

Amy M. Starr, p. 10

* * * * *

SEK acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEK hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me in Stockholm at 011-46-8-613-83-00.

Very truly yours,

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)

       /s/Per Akerlind

Per Akerlind

Chief Operating Officer

cc:	Peter Yngwe
Chief Executive Officer Aktiebolaget Svensk Exportkredit (publ)

Catherine Beijer Head of Legal Aktiebolaget Svensk Exportkredit (publ) Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP